15049622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2015 WASH., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investshares, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Big Weaver Road, Suite 1400
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Goggins 248-641-9777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831	Houston	TX	77084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investshares, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA A HEISS
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires Sept. 24, 2020
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

InvestShares Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Investshares

I have audited the accompanying statement of financial condition of Investshares (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan Tuttle

Houston, Texas
February 28, 2015

Certified Public Accountant

InvestShares Inc.

Financial Statements

Statement of Financial Condition

As of December 31, 2014

ASSETS	
Cash	$ 5,710
Accounts Receivable	2,167
TOTAL ASSETS	7,876
LIABILITIES	
Accounts Payable	-
Commissions Payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	-
	========
STOCKHOLDERS EQUITY	
COMMON STOCK	-
NO PAR VALUE, 1000 SHARES ISSUED AND OUTSTANING	
PAID IN CAPITAL	27,436
RETAINED EARNINGS	(20,290)
NET INCOME	730
TOTAL CAPITAL	7,876
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 7,876

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Operations
AS OF DECEMBER 31, 2014

Revenues	
Commissions	$ 19,019
Total Revenue	19,019
Operating Expenses	
Bank Service Fees	134
Commissions	2,719
Continuous Education	186
Insurance Expense	259
Office Expense	1,456
Postage and Delivery	187
Printing	1,145
Rent Expense	3,342
Salaries – Officers	775
Licenses and Permits	1,531
Telephone and Internet	3,208
Travel and Entertainment	686
Vehicle Lease	2,661
Total Operating Expenses	18,289
Other Income	
Net Unrealized Gain on Securities	-
Interest and Dividend Income	-
Total Other Income	-
Income Before Income Taxes	
Tax Provision	-
Net Income	$ 730

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC
FINANCIAL STATEMENTS
Statement of Cash Flows
AS OF DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 730
Changes in operating assets and liabilities:	
Commissions receivable	(1,546)
Accounts payable	(51)
Commissions payable	(15)
Net cash provided by (used in) operating activities	(882)
FINANCIING ACTIVITIES	
Capital contributions	650
Capital withdrawals	(369)
Net cash provided by (used in) financing activities	281
Cash increase (decrease) for period	(601)
Cash at beginning of period	6,311
Cash at end of period	$ 5,710

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Changes in Shareholder's Equity
AS OF DECEMBER 31, 2014

Balance, December 31, 2013	$ 6,865
Distributions	(369)
Contributions	650
Net Income	730
Balance, December 31, 2014	$ 7,876

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Changes in Subordinated Liabilities
AS OF DECEMBER 31, 2014

Balance of Subordinated Claims at January 1, 2014		$ -
Additions	-	
Subtractions	-	
Balance of Subordinated Claims at December 31, 2014		$ -

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of these financial statements.

Company Operations

InvestShares Inc. dba/InvestShares (the "Company") was organized in the State of Michigan as a Michigan corporation with its main office located in Troy Michigan. The company does not have any branch offices. The company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since they do not hold customer funds or securities. Broker dealers operating under the provisions of Paragraph (k)(2)(1) of Rule 15c3-3 are also exempted from the remaining provisions, including the requirement to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a Michigan Corporation and has elected to be treated as an S Corporation, the income of which is taxed to the shareholders of the corporation on their individual income tax return.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2011, there were no tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2009 and later remain subject to examination by the IRS and respective states.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis, with the exception of mutual fund 12b-1 fees and annuities trails which are deferred until received. Client transactions are recorded on a trade date basis.

NOTE 2-SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2013 through February 28, 2015, the date the financial statements were available to be issued.

INVESTSHARES INC.
SUPPLEMENTARY SCHEDULES PURSUANT TO SEA RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2014

Computation of Net Capital

Stockholder's Equity	$ 7,876
Non-Allowable Assets	-
Total Non-Allowable Assets	
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Total Haircuts on Securities Positions	-
Net Allowable Capital	$ 7,876

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	-
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	2,876

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	- %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2014	$ 7,876
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 7,876
Reconciled Difference	-

INVESTSHARES INC.
SUPPLEMENTARY SCHEDULES PURSUANT TO SEA RULE 17A-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital of $7,876 which was $2,876 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k) (1); Limited Business (mutual funds or variable annuities only)..

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

InvestShares Inc.
101 W Big Beaver Rd
Suite 1400
Troy MI 48084

2/26/15

Nathan Tuttle
BD Financial Services Group
11152 Westheimer
#330
Houston, TX 77042

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief InvestShares Inc.:

1. InvestShares Inc. claims exemption **15c3-3(k)(1)** from 15c3-3;

2. InvestShares Inc. has met the identified exemption from 1/1/2014 through 12/31/2014, without exception, unless, if applicable, as stated in number 3, below;

3. InvestShares Inc. has had no exceptions to report this fiscal year.

Regards,

[signature] 2/26/2015

Michael J Goggins — Date
President
InvestShares Inc.

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 28, 2015

Michael Goggins
InvestShares
2021 Sundew Drive
Troy, MI 48098

Dear Mr. Goggins:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which InvestShares identified the following provisions of 17 C.F.R. § 15c3-3(k) under which InvestShares claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) "Limited business (mutual funds, and/or variable annuities only." InvestShares stated that InvestShares met the identified exemption provisions throughout the most recent fiscal year without exception. InvestShares's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about InvestShares's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(1)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 28, 2015